Exhibit 99.2
Shinhan Bank and Shinhan Card resolved to pay cash dividends to Shinhan Financial Group

On February 4, 2021, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 770,000,000,000 or KRW 485.62 per common share for the fiscal year of 2020, subject to the shareholders’ approval.

On February 4, 2021, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 394,286,772,435 or KRW 3,145 per common share for the fiscal year of 2020, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank and Shinhan Card, SFG will be receiving the total dividend amounts.